UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 33)*

Century Properties Fund XIX, LP

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

None

(CUSIP Number)

John Bezzant

Executive Vice President

Apartment Investment and Management Company

55 Beattie Place

P.O. Box 1089

Greenville, South Carolina 29601

Telephone: (864) 239-1000

with a copy to:

Paul J. Nozick

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309

(404) 881-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Not Applicable

1.	NAME OF REPORTING PERSON: AIMCO PROPERTIES, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 60,711.66 Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 60,711.66 Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,711.66 Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 68.01%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. Not Applicable

1.	NAME OF REPORTING PERSON: AIMCO-GP, INC. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 60,711.66 Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 60,711.66 Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,711.66 Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 68.01%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. Not Applicable

1.	NAME OF REPORTING PERSON: APARTMENT INVESTMENT AND MANAGEMENT COMPANY I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 60,711.66 Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 60,711.66 Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,711.66 Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 68.01%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. Not Applicable

1.	NAME OF REPORTING PERSON: AIMCO IPLP, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 30,120.66 Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 30,120.66 Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,120.66 Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 33.74%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. Not Applicable

1.	NAME OF REPORTING PERSON: AIMCO/IPT, INC. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 30,220.66 Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 30,220.66 Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,220.66 Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 33.85%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. Not Applicable

1.	NAME OF REPORTING PERSON: IPLP ACQUISITIONS I, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 4,892 Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 4,892 Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,892 Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 5.48%
14.	TYPE OF REPORTING PERSON OO

Introductory Note

This Amendment No. 33 (this “Amendment”) is filed with respect to the issuer, Century Properties Fund XIX, LP, a Delaware limited partnership (the “Partnership”), by AIMCO Properties, L.P. (“AIMCO Properties”), AIMCO-GP, Inc. (“AIMCO-GP”), Apartment Investment and Management Company (“AIMCO”), AIMCO IPLP, L.P. (“AIMCO IPLP”), AIMCO/IPT, INC. (“AIMCO/IPT”) and IPLP Acquisitions I, L.L.C. (“IPLP Acquisition” and, together with AIMCO Properties, AIMCO-GP, AIMCO, AIMCO IPLP and AIMCO/IPT, the “Reporting Persons”).

Item 4.	Purpose of Transaction

On December 29, 2011, AIMCO Properties terminated the Agreement and Plan of Merger (the “Merger Agreement”) entered into on July 28, 2011 by and among the Partnership, AIMCO Properties, and AIMCO CPF XIX Merger Sub LLC, a Delaware limited liability company of which AIMCO Properties is the sole member (the “Merger Subsidiary”). Pursuant to the Merger Agreement, the Merger Subsidiary was to merge with and into the Partnership, with the Partnership as the surviving entity.

As a result of the termination of the Merger Agreement, the Reporting Persons intend to continuously review their investment in the Partnership in light of numerous factors, some of which are described below, the result of which may relate to or result in one or more of the transactions or events set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended. The factors the Reporting Persons may consider include, without limitation, general market and economic conditions, an on-going analysis of the Partnership’s business, financial condition, operations and prospects, the relative attractiveness of alternative investment opportunities, and other future developments, all of which may be considered consistent with the fiduciary obligations of the general partner of the Partnership.

In addition, from time to time and depending on the factors discussed above, the Reporting Persons may acquire additional securities of, or dispose of some or all of their holdings in, the Partnership in the open market or in privately negotiated transactions. Further, the Reporting Persons or their affiliates may loan funds to the Partnership which may be secured by the Partnership’s property. If any such loans are made, upon default of such loans, the Reporting Persons or their affiliates could seek to foreclose on the loan and related mortgage or security interest.

Although the foregoing reflects potential activities presently contemplated by the Reporting Persons with respect to the Partnership, the foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions referred to above or participate in a group that will take any of the actions referred to above.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) The information in lines 7 through 11 and 13 of each Reporting Person’s cover page is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to this Statement:

Exhibit 7.1	Agreement of Joint Filing, dated August 29, 2008 (incorporated by reference to Exhibit 7.1 to Amendment No. 30 to the Reporting Persons’ Schedule 13D, dated August 29, 2008).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2011

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC.
its General Partner

AIMCO-GP, INC.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO IPLP, L.P.

By:	AIMCO/IPT, INC.
its General Partner

AIMCO/IPT, INC.

IPLP ACQUISITIONS I, L.L.C.

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President and Assistant General Counsel